April 11, 2024

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E. Washington, D.C. 20549

Attention: Nicholas Nalbantian

Re:	BAIYU Holdings, Inc.
Registration Statement on Form S-3
Filed April 8, 2024
Registration No. 333-273676

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 so that it will become effective on April 15, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as BAIYU Holdings, Inc. (the “Company”) or its counsel may request via telephone call to the staff.

Please contact Mark Li of MagStone Law, LLP, counsel to the Company, at 347-989-6327, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

BAIYU Holdings, Inc.

By:	/s/ Renmei Ouyang
Renmei Ouyang, Chief Executive Officer

cc:	Mark Li, MagStone Law, LLP